Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

Verizon Communications Inc. and Subsidiaries

(dollars in millions)	Three Months Ended March 31, 2008

Income before provision for income taxes, discontinued operations and extraordinary item	$2,587
Minority interest	1,407
Equity in earnings of unconsolidated businesses	(97)
Dividends from unconsolidated businesses	7
Interest expense	459
Portion of rent expense representing interest	150
Amortization of capitalized interest	30

Income, as adjusted	$4,543

Fixed charges:
Interest expense	$459
Portion of rent expense representing interest	150
Capitalized interest	85

Fixed charges	$694

Ratio of earnings to fixed charges	6.55